Exhibit 99.1

The transformation to a holding company structure described in this press release involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in connection with the transformation to a holding company structure, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

September 10, 2019

To whom it may concern:

Company:	The Hiroshima Bank, Ltd.
Representative:	Toshio Heya President
(Code number 8379, First Section, Tokyo Stock Exchange)
Contact:	Norihiko Sato Senior Manager, Planning Department, Management Planning Division
(TEL: +81-82-247-5151)

Announcement Regarding Commencement of Consideration of Transformation to a Holding Company Structure

The Hiroshima Bank, Ltd. (President: Toshio Heya) hereby announces that at today’s Board of Directors meeting, it resolved to commence consideration of transforming to a holding company structure, subject to the approval of the shareholders’ meeting and approval of the relevant authorities, etc., as set forth below.

1. Background

Our management vision is to build a reliable Hiroshima Bank Group, united through trusting relations with the regional community. We have always aimed to win the true trust of all stakeholders by demonstrating our comprehensive strength as a group, with pride and a sense of mission as the leading bank in the region. Since starting the (five-year) Mid-Term Management Plan 2017 in April 2017, all officers and employees of our group have engaged together to strengthen our management base.

In the future, we expect that the management environment encompassing regional financial institutions will become harsher. In order to make greater contributions to the regional community and customers and to improve the corporate value of our group, we believe that it is necessary for our group to evolve a new management system, such as by further strengthening group governance and expanding our business portfolio. Therefore, we have decided to commence consideration of transformation to a holding company structure.

We will continue to respond to changes in the environment and to practice market-oriented business operations based on strong relations with customers. With a focus on finance, we aim to become a regional comprehensive services group that meets all the needs of its customers.

2. Schedule and method of the transformation

From this time forward, we will commence consideration of transformation to a holding company structure with the aim of achieving the goal by October 2020, subject to the approval of the shareholders’ meeting and the approval of the relevant authorities, etc.

The details of the transformation schedule and method will be announced once they have been determined.